

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2019

Julia Owens
Chief Executive Officer
Millendo Therapeutics, Inc.
301 North Main Street, Suite 100
Ann Arbor, MI 48104

   Re: Millendo Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed April 5, 2019
     File No. 333-230749

Dear Dr. Owens:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sonia Bednarowski at 202-551-3666 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Healthcare & Insurance